EX-99.B-77E


            WADDELL & REED ADVISORS MUNICIPAL HIGH INCOME FUND, INC.

SUB-ITEM 77E:  Legal Proceedings

     Myrtle Creek Oregon Building Authority (Issuer)
     $3,000,000 8.000% Myrtle Creek Golf Course Project
     Revenue Bonds due 06/01/21

     Filed in the U.S. District Court for the District of Oregon on 09/22/00
     Waddell & Reed Advisors Municipal High Income Fund, Inc.
     v. Dougherty & Company LLC and THK Associates, Inc.

     This issue went into default on July 1, 1999, when the issuer failed to make the scheduled semi-annual interest payments within the time allowed by the Indenture. A lawsuit was filed September 22, 2000 on behalf of the Fund against underwriters, Dougherty, Dawkins & Company LLC and Dougherty Dawkins Transition Company (collectively, "Dougherty"), and the feasibility consultant, THK Associates Inc. ("THK"). Dougherty prevailed on a Summary Judgment Motion in which Dougherty asserted it is not subject to the laws of Oregon (the golf course is located in the State of Oregon, the bonds were issued in Oregon and therefore we filed our lawsuit in Oregon). Fund counsel believes this to be a grave error by the trial court. Accordingly, we have appealed the court's summary judgment order, the issue has been fully briefed to the Appellate Court, and oral arguments before the Ninth Circuit were held November 15, 2005. We have also been engaged in settlement discussions with Dougherty during the pendency of the appeal. Dougherty's motion with the court seeking to recover its attorney's fees and costs connected with the litigation has been denied, and Dougherty has appealed the ruling. Oral arguments on this appeal were also held November 15, 2005. The golf course is barely meeting its operation expenses and it appears that there is little hope of the project paying any debt service. If the course revenues support an adequate sale price, the course will likely be sold at a future date. The Trustee has been actively pressing the city to enter into a bidding process to sell the golf course.

     The litigation with the feasibility consultant has been settled.